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SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. )*

MARITEK CORPORATION

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

570279109

(CUSIP Number)

Michael J. Geoffrey Fulton
#1, 1715 27th Avenue
Calgary, Alberta
Canada 72E7E1

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570279109			13D	Page 2 of 13

1.	Name of Reporting Person: EMC International Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,725,873(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,725,873(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,725,873(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50%(1)

14.	Type of Reporting Person (See Instructions): CO

(1) See Item 5.

(2) Includes 6,842,539 Common Shares and 883,334 Preferred Shares (convertible into 883,334 Common Shares).

CUSIP No. 570279109			13D	Page 3 of 13

1.	Name of Reporting Person:/I.R.S. Identification Nos. of above persons (entities only): Michael J. Geoffrey Fulton

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,725,873(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,725,873(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,725,873(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50%(1)

14.	Type of Reporting Person (See Instructions): IN

(1) See Item 5.

(2) Includes 6,842,539 Common Shares and 883,334 Preferred Shares (convertible into 883,334 Common Shares).

CUSIP No. 570279109	13D	Page 4 of 13 Pages

     The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

     This statement relates to the common shares, $0.01 par value per share (the “Common Shares”), of Maritek Corporation, a Delaware corporation (the “Issuer”) of which 14,578,178 Common Shares are outstanding (based on the Form 10-K of the Issuer filed with the Securities and Exchange Commission for the fiscal year ended March 31, 1993 (File No. 0-12905)). The principal executive offices of the Issuer are located at #1, 1715 27th Avenue NE, Calgary, Alberta, Canada 72E 7E1.

Item 2. Identity and Background.

     (a)      This Schedule 13D is being filed by EMC International Inc., a Barbados international business corporation (“EMC”) and Michael J. Geoffrey Fulton (collectively, the “Reporting Persons” and each, a “Reporting Person”).

     (b)      The principal business and office address of EMC is Erin Court, Bishop’s Court Hill, St. Michael, Barbados, W.I. The principal business and office address of Mr. Fulton is #1, 1715 27th Avenue NE, Calgary, Alberta, Canada 72E 7E1.

     (c)      The principal business of EMC is to own stock of the Issuer. Mr. Fulton is the sole director of EMC and a director and Secretary of Emscan Corporation, a Canadian corporation (“Emscan”) which is the sole record shareholder of EMC. By virtue of Mr. Fulton’s position as sole director of EMC and a director of Emscan, the Reporting Persons may be deemed to be members of a Section 13(d) group and are hereby filing a joint Schedule 13D. Each Reporting Person, however, expressly disclaims membership in any group.

     (d)      No Reporting Person, nor, to the knowledge of any Reporting Person, any person listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)      No Reporting Person, nor, to the knowledge of any Reporting Person, any person listed on Schedule A hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The name, business address, principal occupation and citizenship of each director and executive officer of each of the Reporting Persons, each person controlling any Reporting Person and each executive officer and director of any corporation or other person ultimately in control of any Reporting Person is set forth on Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     The total consideration paid by EMC for an aggregate of 6,842,539 Common Shares and 883,334 preferred shares of the Issuer (the “Preferred Shares”) (convertible into 883,334

CUSIP No. 570279109	13D	Page 5 of 13 Pages

     Common Shares), and notes of the Issuer with a face amount of $1,397,406 (the “Straight Notes”), was an aggregate of $5,693,023.80 consisting of (i) $4,378,872.70, in cash, the source of which was a loan to EMC from Cona Capital Ltd., a British Virgin Islands company (“Cona”) in the principal amount of $4,400,000 and (ii) $1,314,151.10 in the form of several promissory notes issued to some of the vendors of the Common Shares and Preferred Shares acquired, as more specifically set forth below. The 6,842,539 Common Shares and 833,344 Preferred Shares acquired by EMC are collectively referred to as the “Shares”.

     Pursuant to a Secured Promissory Note between EMC and Cona, dated January 30, 2004 (the “Cona Note”, attached hereto as Exhibit 1), the loan to EMC bears interest at a rate of 10% per annum compounded semi-annually with all accrued but unpaid principal and interest due in full on January 30, 2011. As security for the Cona Note, EMC pledged 6,325,204 Shares and certain Straight Notes to Cona pursuant to a Pledge Agreement, dated January 30, 2004, in favor of Cona (attached hereto as Exhibit 2). EMC believes that Cona is owned by Venice Trust and further believes that Venice Trust manages the assets of David H. Young, who is a director and President of the Issuer.

     On January 25, 2004, EMC entered into Letter Agreements with each of the following shareholders of the Issuer to acquire the following equity and/or debt of the Issuer (such letter agreements attached hereto as Exhibits 3 through 6): (1) Phylo Chiang, (a) 1,276,203 Common Shares and (b) indebtedness of the Issuer to Mr. Chiang in the amount of $1,248,406.00, in exchange for a purchase price of $1,265,721.80, in cash, and a promissory note in the amount of $500,000 (the “Chiang Note”, attached hereto as Exhibit 7); (2) Sophie Kuo Chiang, 1,365,000 Common Shares and 83,333 Preferred Shares (convertible into 83,333 Common Shares), in exchange for a purchase price of $868,999.80, in cash; (3) Margaret Pai Chi Chiang, 1,000,000 Common Shares, in exchange for a purchase price of $600,000.00, in cash; and (4) Eddy Hoyuan Chiang, 1,200,000 Common Shares, in exchange for a purchase price of $720,000.00, in cash. The Chiang Note bears interest at a rate of 6% per annum and is repayable in quarterly installments of all accrued but unpaid interest beginning on March 30, 2004 and continuing until the Chiang Note is paid in full. All accrued interest and unpaid principal of the Chiang Note is payable on January 30, 2006.

     On January 26, 2004, EMC entered into Letter Agreements with each of the following shareholders of the Issuer to acquire the following equity and/or debt of the Issuer (such letter agreements attached hereto as Exhibits 8 through 11): (1) Samark Associates, 102,767 Common Shares and 233,334 Preferred Shares (convertible into 233,334 Common Shares), in exchange for (a) a purchase price of $100,830.30, in cash and (b) a secured promissory note in the amount of $100,830.30 bearing interest at 6% per annum with all principal and accrued interest due and payable on January 30, 2006 (the “Samark Note”); (2) Property of America, 100,000 Common Shares, in exchange for (a) an aggregate purchase price of $30,000, in cash, consisting of a payment of $12,000 to Cheng Hsiu Chen, a 40% partner of Property of America and a payment of $18,000 to Hung Ta Shen, a 40% partner in Property of America, and (b) two secured promissory notes in the respective amounts of $12,000 for Cheng Hsiu Chen and $18,000 for Hung Ta Shen bearing interest at 6% per annum with all principal and accrued interest due and payable on January 30, 2006 (collectively, the “Property of America Notes”); (3) Hung Ta Shen and Nagi Lan Shen, (a) 1,423,569 Common Shares and 416,667 Preferred Shares (convertible into 416,667 Common Shares), and (b) indebtedness of the Issuer to Hung Ta Shen in the amount of $149,000, in exchange for (x) a purchase price of $662,070.80, in cash and (y) a

CUSIP No. 570279109	13D	Page 6 of 13 Pages

     secured promissory note for $552,070.80 bearing interest at 6% per annum with all principal and accrued interest due and payable in on January 30, 2006 (the “Hung/Nagi Note”); and (4) Chung-Shiu Shen, 375,000 Common Shares and 150,000 Preferred Shares (convertible into 150,000 Common Shares), in exchange for (a) a purchase price of $131,250, in cash and (b) a secured promissory note for $131,250 bearing interest at 6% per annum with all principal and accrued interest due and payable on July 30, 2004 (the “Chung-Shiu Note”). Each of the Samark Note, Property of America Notes, Hung/Nagi Note and Chung-Shiu Note (collectively, the “Shen Notes”, attached hereto as Exhibits 12 through 16) bears interest at a rate of 6% per annum.

     In addition, pursuant to the terms and conditions of the pledge agreements dated January 30, 2004 and attached hereto as Exhibits 17 through 21, EMC pledged the following number of Common Shares and/or Preferred Shares in favor of the following holders of the Shen Notes: (1) 51,423 Common Shares and 116,627 Preferred Shares (convertible into 116,627 Common Shares) in favor of Samark Associates; (2) 30,000 Common Shares in favor of Hung Ta Shen; (3) 20,000 Common Shares in favor of Cheng Hsiu Chen; (4) 711,785 Common Shares and 208,334 Preferred Shares (convertible into 208,334 Common Shares) in favor of Hung Ta Shen and Nagi Lan Shen; and (5) 187,500 Common Shares and 75,000 Preferred Shares (convertible into 75,000 Common Shares) in favor of Chung-Shiu Shen.

Item 4. Purpose of Transaction.

     EMC acquired the Shares and Straight Notes in order to obtain a controlling position in the Issuer. In conjunction with EMC’s acquisitions of the Shares, David H. Young and Mr. Fulton were appointed to fill vacancies on the board of directors of the Issuer and are the sole directors in office.

     Each of the Reporting Persons reserves the right to consider various alternatives for its investment in the Issuer including pursuing or advancing:

(i)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(ii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv)	Any material change in the present capitalization or dividend policy of the Issuer;

(v)	Any other material change in the Issuer’s business or corporate structure;

(vi)	Changes in the Issuer’s Certificate of Incorporation, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii)	The Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

CUSIP No. 570279109	13D	Page 7 of 13 Pages

(viii)	Any action similar to any of those enumerated above.

     Each Reporting Person’s determination with respect to the foregoing possibilities will depend on various factors, including, but not limited to such Reporting Person’s evaluation of the Issuer and its prospects, general market and economic conditions and other opportunities available to such Reporting Person, other developments and investment opportunities and other facts such Reporting Person may deem relevant to its investment decision. Depending on the determination of each Reporting Person, such Reporting Person may determine to acquire additional Common Shares or Preferred Shares (convertible into Common Shares) or to sell or otherwise dispose of some or all EMC’s holdings of Common Shares or Preferred Shares.

     Subsequent to the acquisition of the Shares by EMC, the following developments have occurred or proposals have been made:

     In connection with the sale of Shares to EMC, the vendors (described in Item 3) undertook to sell to EMC more than 50% of all of the outstanding stock of the Issuer (on an unconverted basis) for the consideration described in Item 3. Because the Shares do not constitute more than 50% of the outstanding stock of the Issuer (on an unconverted basis), EMC is seeking fulfillment of the undertaking by the vendors.

     It has been alleged by an unrelated party that, in 2002, such party entered into a contract with a subsidiary of the Issuer, Maritek Bahamas Limited, a Bahamian international business corporation (“MBL”) to acquire 25,000 acres, buildings and certain equipment located on Long Island, the Bahamas (the “Long Island Property”), comprising substantially all of the assets of MBL. The Issuer and MBL believe that there is substantial doubt as to the validity of the purchase contract and to the purchaser’s ability to perform. The validity of the purchase contract may be litigated in the Bahamas.

     In January of 2004, the Royal Bank of Canada was engaged in foreclosure proceedings against MBL with respect to a debt of approximately $365,000 (the “RBC Debt”). To effect a recapitalization of MBL and to avoid foreclosure: (a) in May of 2004, EMC, the Issuer and MBL entered into a Loan and Restructuring and Security Agreement (attached as Exhibit 22 hereto, the “Restructuring Agreement”) pursuant to which EMC agreed to forebear collection of the Straight Notes and MBL would undergo a recapitalization whereby the inter-company debt of approximately $6,531,020 owed by MBL to the Issuer would be converted into a new class of preferred stock of MBL with a value equal to the fair market value of MBL, provided that certain regulatory approvals to such recapitalization could be promptly obtained; and (b) in July of 2004, Diamond Crystal Holdings Limited, a Bahamian international business corporation owned (directly or indirectly) by Mr. Fulton and David H. Young acquired the RBD Debt. The regulatory approvals to the recapitalization were not received and the transactions contemplated in the Restructuring Agreement were abandoned.

     In August of 2004, an unrelated party offered to acquire all of the Shares held by EMC but EMC did not accept such offer.

Item 5. Interest in Securities of the Issuer.

     (a)      As a result of acquiring the Shares, EMC believes it owns 50% of the outstanding Common Shares (on an as converted basis) and 44.2% of the outstanding Preferred Shares (on an

CUSIP No. 570279109	13D	Page 8 of 13 Pages

     unconverted basis). In connection with the sale of Shares to EMC, the vendors (described in Item 3) undertook to sell to EMC more than 50% of all of the outstanding stock of the Issuer (on an unconverted basis) for the consideration described in Item 3. Because the Shares do not constitute more than 50% of the outstanding stock of the Issuer (on an unconverted basis), EMC is seeking fulfillment of the undertaking by the vendors.

     Emscan is the sole record shareholder of the Reporting Person. By reason of his position as sole director of EMC and a director of Emscan, Mr. Fulton may be deemed to beneficially own the Shares. Mr. Fulton expressly disclaims beneficial ownership in the Shares except to the extent of his pecuniary interest therein. To the knowledge of each Reporting Person, none of the persons identified on Schedule A (other than Emscan) may be deemed to beneficially own any of the Shares.

     (b)      The Reporting Persons may be deemed to share voting power and dispositive power of the Shares. In addition, the Reporting Persons may be deemed to share voting power and dispositive power of the Shares with Emscan based on Emscan’s indirect beneficial ownership interest in the Shares.

     (c)      There have been no transactions in the Common Shares (or shares convertible into7 Common Shares) by any Reporting Person in the last sixty days. To the knowledge of each Reporting Person, no person listed on Schedule A hereto has effected a transaction in the Common Shares (or shares convertible into Common Shares) in the last sixty days.

     (d)      No person other than the Reporting Persons and Emscan is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such ownership interest of the Shares except Cona, pursuant to the Pledge Agreement.

     (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in this Schedule 13D, to the knowledge of any Reporting Person, there are no contracts, arrangements or understandings among any Reporting Person or persons listed on Schedule A, or between any Reporting Person or persons listed on Schedule A, and any other person, with respect to the Common Shares.

     In connection with the execution of the Cona Note, David H. Young (whom EMC believes is an indirect beneficial owner of Cona) and Emscan made certain arrangements with respect to the transfer of one-half of the equity in EMC to David H. Young or his assignee upon certain conditions. At this time such transfer has not occurred and David H. Young asserts that he owns fifty percent (50%) of the equity of EMC.

     In connection with the sale of Shares to EMC, the vendors (described in Item 3) undertook to sell to EMC more than 50% of all of the outstanding stock of the Issuer (on an unconverted basis) for the consideration described in Item 3. Because the Shares do not constitute more than 50% of the outstanding stock of the Issuer (on an unconverted basis), EMC is seeking fulfillment of the undertaking by the vendors.

CUSIP No. 570279109	13D	Page 9 of 13 Pages

     In 2002, Emscan granted an option to Columbia Commercial Inc. (“Columbia”) to acquire all of its shares in the Reporting Person. In July of 2004, Columbia gave notice of the exercise of such option subject to governmental approval of the stock transfer, which is pending.

Item 7. Material to be Filed as Exhibits.

1. Secured Promissory Note dated January 30, 2004, by EMC in favor of Cona;

2. Pledge Agreement dated January 30, 2004, by EMC in favor of Cona;

3. Letter Agreement dated January 25, 2004, between EMC and Phylo Chiang;

4. Letter Agreement dated January 25, 2004, between EMC and Sophie Kuo Chiang;

5. Letter Agreement dated January 25, 2004, between EMC and Margaret Pai Chi Chiang

6. Letter Agreement dated January 25, 2004, between EMC and Eddy Hoyuan Chiang;

7. Secured Promissory Note dated January 30, 2004, by EMC in favor of Phylo Chiang;

8. Letter Agreement dated January 26, 2004, between EMC and Samark Associates;

9. Letter Agreement dated January 26, 2004, between EMC and Property of America;

10. Letter Agreement dated January 26, 2004, between EMC and Hung Ta Shen and Nagi Lan Shen;

11. Letter Agreement dated January 26, 2004, between EMC and Chung-Shiu Shen;

12. Secured Promissory Note dated January 30, 2004, by EMC in favor of Samark Associates;

13. Secured Promissory Note dated January 30, 2004, by EMC in favor of Cheng Hsiu Chen;

14. Secured Promissory Note dated January 30, 2004, by EMC in favor of Hung Ta Shen;

15. Secured Promissory Note dated January 30, 2004, by EMC in favor of Hung Ta Shen and Nagi Lan Shen;

16. Secured Promissory Note dated January 30, 2004, by EMC in favor of Chung-Shiu Shen;

17. Pledge Agreement dated January 30, 2004, by EMC in favor of Samark Associates;

18. Pledge Agreement dated January 30, 2004, by EMC in favor of Hung Ta Shen;

19. Pledge Agreement dated January 30, 2004, by EMC in favor of Cheng Hsiu Chen;

20. Pledge Agreement dated January 30, 2004, by EMC in favor of Hung Ta Shen and Nagi Lan Shen; and

21. Pledge Agreement dated January 30, 2004, by EMC in favor of Chung-Shiu Shen.

22. Restructuring Agreement dated May of 2004, by and among EMC, the Issuer and MBL.

23.	Joint Filing Agreement

CUSIP No. 570279109	13D	Page 10 of 13 Pages

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2005	EMC International Inc.
	By:	/s/ Michael J. Geoffrey Fulton
Michael J. Geoffrey Fulton, its Director

/s/ Michael J. Geoffrey Fulton
Michael J. Geoffrey Fulton

CUSIP No. 570279109	13D	Page 11 of 13 Pages

SCHEDULE A

     The following table sets forth the name, business address, present principal occupation, and citizenship of each director and executive officer of EMC, each person controlling the EMC and each executive officer and director of any corporation or other person ultimately in control of EMC.

Name	Status	Citizenship/Place of Organization
Emscan Corporation 1, 1715 27th Avenue N.E. Calgary, Alberta T2E 7E1	May be deemed a control person.	Canada
David H. Young 400, 1300 Bay Street Toronto Ontario	Director of Emscan Corporation(3)	Canada
Henry Bustard 1, 1715 27th Avenue N.E.. Calgary, Alberta T2E 7E1 CANADA	Director of Emscan Corporation	Canada
Doug McKinnon 1, 1715 27th Avenue N.E.. Calgary, Alberta T2E 7E1 CANADA	Director and Vice President of Emscan Corporation	Canada
Bill Smith	Director of Emscan Corporation	Canada
Gordon Ramsey (Deceased)	President of Emscan Corporation.	Canada

(3) David H. Young is not a record owner of any shares of EMC, but, asserts ownership of 50% of EMC (see Item 6).

CUSIP No. 570279109	13D	Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit
1.	Secured Promissory Note dated January 30, 2004, by EMC in favor of Cona;
2.	Pledge Agreement dated January 30, 2004, by EMC in favor of Cona;
3.	Letter Agreement dated January 25, 2004, between EMC and Phylo Chiang;
4.	Letter Agreement dated January 25, 2004, between EMC and Sophie Kuo Chiang;
5.	Letter Agreement dated January 25, 2004, between EMC and Margaret Pai Chi Chiang
6.	Letter Agreement dated January 25, 2004, between EMC and Eddy Hoyuan Chiang;
7.	Secured Promissory Note dated January 25, 2004, by EMC in favor of Phylo Chiang;
8.	Letter Agreement dated January 26, 2004, between EMC and Samark Associates;
9.	Letter Agreement dated January 26, 2004, between EMC and Property of America;
10.	Letter Agreement dated January 26, 2004, between EMC and Hung Ta Shen and Nagi Lan Shen;
11.	Letter Agreement dated January 26, 2004, between EMC and Chung-Shiu Shen;
12.	Secured Promissory Note dated January 26, 2004, by EMC in favor of Samark Associates;
13.	Secured Promissory Note dated January 26, 2004, by EMC in favor of Cheng Hsiu Chen;
14.	Secured Promissory Note dated January 26, 2004, by EMC in favor of Hung Ta Shen;
15.	Secured Promissory Note dated January 26, 2004, by EMC in favor of Hung Ta Shen and Nagi Lan Shen;
16.	Secured Promissory Note dated January 26, 2004, by EMC in favor of Chung-Shiu Shen; and
17.	Pledge Agreement dated January 30, 2004, by EMC in favor of Samark Associates;
18.	Pledge Agreement dated January 30, 2004, by EMC in favor of Hung Ta Shen;

CUSIP No. 570279109	13D	Page 13 of 13 Pages

19.	Pledge Agreement dated January 30, 2004, by EMC in favor of Cheng Hsiu Chen;
20.	Pledge Agreement dated January 30, 2004, by EMC in favor of Hung Ta Shen and Nagi Lan Shen; and
21.	Pledge Agreement dated January 30, 2004, by EMC in favor of Chung-Shiu Shen.
22.	Restructuring Agreement dated May of 2004, by and among EMC, the Issuer and MBL.
23.	Joint Filing Agreement